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                            November 30, 2022

       Eyal Moshe
       Chief Executive Officer
       Hub Cyber Security (Israel) Ltd.
       17 Rothchild Blvd
       Tel Aviv, Israel 6688120

                                                        Re: Hub Cyber Security
(Israel) Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed November 17,
2022
                                                            File No. 333-267035

       Dear Eyal Moshe:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-4 filed November 17, 2022

       Unaudited Pro Forma Condensed Combined Financial Information Introduction, page 175

   1. Please update your presentation of the unaudited pro forma condensed combined statement of operations
to combine RNER's unaudited historical statement of operations for the nine months
ended September 30, 2022 with HUB Security's unaudited historical consolidated statement
of operations for the trailing nine months ended June 30, 2022.
                                                        Give pro forma effect
to the Transaction and related transactions as if they had occurred on January 1, 2021.
Please also include the necessary adjustments so that Hub
                                                        Security's trailing
nine month period would reflect nine months of operations for Comsec.
 Eyal Moshe
Hub Cyber Security (Israel) Ltd.
November 30, 2022
Page 2
2. Please update the unaudited pro forma condensed combined statement of financial position to combine RNER's unaudited historical balance sheet as of September 30,
      2022 with HUB Security's unaudited historical statement of financial position as of June
      30, 2022, assuming that the Transaction occurred on September 30, 2022. Further, revise your presentation to give effect to HUB Security's Investment Agreement with certain investors as disclosed on page F-78.
Ownership Table, page 180

3. Please update the ownership table to include the shares underlying the Investment
      Agreements disclosed on page F-78.
Consolidated Financial Statements of HUB Cyber Security (Israel) Ltd.
Notes to Consolidated Financial Statements
Note 6: Significant Events On and After the Reporting Date, page F-76

4. Refer to Note 6(g) on page F-78. Please disclose the vesting and settlement terms of the warrants and/or the underlying ordinary shares, issued in the Investment Agreements.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                           Sincerely,
FirstName LastNameEyal Moshe
                                                           Division of
Corporation Finance
Comapany NameHub Cyber Security (Israel) Ltd.
                                                           Office of Technology
November 30, 2022 Page 2
cc:       Michael J. Rosenberg
FirstName LastName